VUBA CORP

FINANCIAL STATEMENTS

INDEX

VUBA CORP
BALANCE SHEET
AS OF DECEMBER 31, 2020 AND 2021

ASSETS		2021	2020
CURRENT ASSETS			
Cash and cash equivalents	$	11,252	34,093
Related party receivable	$	4,000	1,000
Total current assets	$	15,252	35,093
TOTAL ASSETS	$	**15,252**	**35,093**
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable	$	244,002	162,271
Loans – Related Party	$	95,885	63,196
US Bank PPP Loans	$		35,398
Total current liabilities	$	339,887	260,759
TOTAL LIABILITIES	$	**339,887**	**260,865**
SHAREHOLDERS' EQUITY			
Capital Stock	$	217,847	100,500
Retained earnings	$	(573,615)	(326,166)
Total Shareholders' Equity	$	(324,635)	(225,772)
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY	$	**15,252**	**35,093**

Peter J. Muller CTO 3/31/2022

VUBA CORP
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2020 AND 2021

		2021	2020
REVENUE			
	Sales	$ -	-
	Total operating income	$ -	-
COST OF GOOD SOLD			
	Cost of Goods Sold	$ -	-
GROSS PROFIT		$ 0	0
OPERATING EXPENSES			
	Bank Service Charges	529	298
	Interest Expense	3,827	3,068
	Licenses and Fees	4,073	128
	Meals and Entertainment	1,623	2,330
	Payroll Expenses – Related parties (see Note 7)	188,350	143,116
	Advertising & promotion	1,238	389
	Contractual services	17,131	
	Printing	313	
	Professional Fees	8,328	4,889
	Prototype	3,935	4,073
	Telephone Expense		27
	Travel Expense	25,780	20,889
	Payroll Taxes		17,648
	Subscriptions and Dues	823	1,013
	Total operating expenses	255,949	200,869
	Income from operations	(255,949)	(200,869)
NON-OPERATING INCOME			
	Taxes	0	0
	Total non-operating income	0	0
NET INCOME (LOSS)		$ (255,949)	(200,869)

Peter J. Muller CTO 3/31/2022

VUBA CORP
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2021

	Total	**Issued Common Stocks**		**Additional Paid-In Capital**	**Retained Earning Owner Equity**
		Number	Amount		
BALANCE, DECEMBER 31, 2019	$ (74,797)	2,020,000	$ 50,500	$ -	$ (125,297)
CONTRIBUTION	$ 50,000	51,795	$ 50,000	$ -	
NET INCOME (LOSS)	$ (200,869)				$ (326,166)
BALANCE DECEMBER 31, 2020	$ (225,772)	2,071,795	$ 100,500		$ (326,166)
CONTRIBUTION	$ 117,347	36,240	$ 117,347	$ -	
NET INCOME (LOSS)	$ (255,949)				$ (573,615)
BALANCE, DECEMBER 31, 2021	$ (573,615)	2,108,034	$ 217,847		$ (573,615)

Peter J. Muller CTO 3/31/2022

VUBA CORP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2021

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (255,949)	(200,869)
Adjustments to reconcile net loss to net cash		
Provided by operating activities:		
Changes in operating assets and liabilities:		
Related party receivable	(4,000)	(1,000)
Accounts Payable	244,002	162,271
Net cash provided by operating activities	(15,947)	(39,598)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of Capital Stock	117,347	50,000
Net cash provided by investing activities	117,347	50,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans		
Loan – Peter Muller	32,688	59,411
Net cash provided by financing activities	32,688	59,411
NET INCREASE IN CASH AND CASH EQUIVALENTS	134,088	69,813
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	70,293	480
CASH AND CASH EQUIVALENTS AT END OF PERIOD	204,381	70,293

4

Peter J. Muller CTO 3/31/2022

NOTE 1:   **ORGANIZATION AND NATURE OF OPERATIONS:**
                 Vuba Corp ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Colorado. The Company was incorporated on May 14th, 2018 and started operating activities in 2019.

                 Vuba is a company that has a vision of developing a smart city mobility infrastructure that will provide public transportation. The solution has a vision of deployment of driverless electric vehicles. The Company also has a vision that such public transportation will be powered by the futuristic technologies that involve a combination of solar energy generation and storage.

NOTE 2:   **GOING CONCERNING MATTERS:**

                 Basis of Presentation and Use of Estimates:
                 The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company incurred a net operating loss of $_____ during 2021.

                 The management has plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Specifically, the company plans to raise additional funds to meet obligations through a Series Seed Preferred Stock Financing campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 31, 2022. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

                 Basis of Presentation:
                 The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

                 Significant Risks and Uncertainties:
                 The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Peter J. Muller CTO 3/31/2022

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Colorado.

NOTE 4:   **EQUITY:**

Under the Company's original articles of incorporation in effect, the Company authorized 12,000,000 shares of $0.00025 par value Common Stock.

Common Stock:

Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31st, 2021, 2,108,034 shares have been issued and are outstanding, with 1,000,000 shares to Paul M. Klahn, 1,000,000 shares to Peter Muller, 20,000 shares to Laura Muller, 51,795 shares to Jan Pretorius, 4,440 shares to Brett Garret and 31,800 shares pending to Olivier Cannella (Wefunder group). Note that the Wefunder SAFEs have been included here but will convert to common stock with the next funding rround.

NOTE 5:   **FAIR VALUE MEASUREMENT:**

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market

6

Peter J. Muller CTO 3/31/2022

participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 6:   **CONCENTRATION OF CREDIT RISK:**
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 7:   **RELATED PARTY TRANSACTIONS**
As of December 31st, 2021, the Company had a $1,000 receivable from Paul Klahn. In addition to that, the Company owed shareholder Laura Muller $2,785 and shareholder Peter Muller $93,099.

All the payroll expenses are incurred to the employees who are also existing shareholders of the Company.

The Company also owed $51,750 to shareholder Paul Klahn and $164,000 to shareholder Peter Muller. Such payables were accrued as part of compensation recognition, and represents expenses incurred but not yet paid. The Company has not evaluated tax accounting and withholding aspects and does not believe that the impact of such adjustments would be material to the financial statements.

Peter J. Muller CTO 3/31/2022

NOTE 8:   **SUBSEQUENT EVENTS:**
Management considered events subsequent to the end of the period but before April 1, 2022, the date that the financial statements were available to be issued.
In the first quarter of 2022, the Company has related party loans in the amount of $43,000. The Company has not yet made a final determination on how such transactions will be accounted in 2020.

Peter J. Muller CTO 3/31/2022